

October 25, 2013

Via E-mail
Robert P. Jornayvaz
Chief Executive Officer
Intrepid Potash, Inc.
707 17th Street
Suite 4200
Denver, CO 80202

> **Re: Intrepid Potash, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 001-34025**

Dear Mr. Jornayvaz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Selected Operating and Financial Data, page 40

1.   We note you present cash operating cost of goods sold, net of by-product credits related to your sales of potash and Trio. Please tell us how you considered the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures. In particular, we note that you have not identified it as a non-GAAP measure and have not reconciled it to the most comparable GAAP measure. Please provide draft disclosure to be included in future filings and confirm that this measure will be identified as a non-GAAP measure in all public filings, including press releases.

Item 15. Exhibits, Financial Statement Schedules, page 58

Consolidated Balance Sheets, page 64

2.   We note your accrued liabilities represent 48% of total current liabilities. Please disclose separately, if necessary, any item in excess of 5 percent of total current liabilities to comply with Rule 5-02(20) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining